Divakar Gupta +1 212 479 6474 dgupta@cooley.com

*FOIA Confidential Treatment Request* Confidential Treatment Requested by LAVA Therapeutics B.V. in connection with Registration Statement on Form F-1 (File No. 333-253795)

March 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Christie Wong

Al Pavot

Chris Edwards

Tim Buchmiller

RE:	LAVA Therapeutics B.V.

Registration Statement on Form F-1

File No. 333-253795

Ladies and Gentlemen:

On behalf of LAVA Therapeutics B.V. (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 originally confidentially submitted with the Commission on January 25, 2021, and subsequently filed by the Company with the Commission on March 2, 2021 (File No. 333-253795) (the “Registration Statement”).

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at + 1 212 479 6474 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 10, 2021

Page Two

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] per share to $[***] per share (the “Preliminary Price Range”) for the Company’s proposed initial public offering (“IPO”), which takes into account a proposed [***]-for-1 stock split of the Company’s common shares (“Stock Split”) that will be effected prior to the effectiveness of the Registration Statement. This range implies a pre-money equity valuation for the Company of $[***] million to $[***] million. As the exercise price of the Company’s stock options was in Euros, the Company advises the staff that the estimated price range is between €[***] and €[***] per share (based on a conversion rate of USD$1.19 to €1.00). Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have been updated to reflect the proposed Stock Split.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from J.P. Morgan Securities LLC, Jefferies LLC and SVB Leerink LLC (collectively, the “Representatives”), the representatives of the underwriters for the proposed IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the common shares in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Historical Determinations of Fair Value of Common Shares

As there has been no public market for the Company’s common shares to date, the estimated fair value of its common shares has been determined by the Company’s management board and supervisory board (collectively, the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred shares and third-party valuation of its common shares as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common shares as of each grant date, including:

•	the progress of the Company’s research and development programs;

•	achievement of enterprise milestones, including entering into collaboration and licensing agreements, as well as funding milestones;

•	contemporaneous third-party valuations of the Company’s common shares for its most recent share issuances;

•	the Company’s need for future financing to fund operations;

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 10, 2021

Page Three

•	the rights and preferences of the Company’s preference shares and of its preference shares relative to its common shares;

•	the likelihood of achieving a discrete liquidity event, such as a sale of the Company or an initial public offering given prevailing market conditions; and

•	external market and economic conditions impacting the Company’s industry sector.

The third-party valuations of the Company’s common shares that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common shares.

The “prior sale of company stock” method, a form of the market approach, has been applied to estimate the total enterprise value. The prior sale of company stock method considers any prior arm’s length sales of the Company’s equity securities. Considerations factored into the analysis include: the type and amount of equity sold, the estimated volatility, the estimated time to liquidity, the risk-free rate, the timing compared to the common shares valuation date and the financial condition and structure of the Company at the time of the sale. As such, the value per share has been benchmarked to the external transactions of Company stock and external financing rounds. For determining the value of the Company’s shares, the prior sale of company stock method has been relied on to estimate the total value of the Company’s equity. Throughout this period, financing rounds were held, which resulted in the issuance of preferred shares. The preferred shares were transacted with numerous existing and new investors, and therefore the pricing in these financing rounds is considered a strong indication of fair value.

In accordance with the Practice Aid, the Company considered the following methods for allocating the equity value across its classes and series of capital shares to determine the fair value of its common shares at each valuation date.

•

Current-Value Method (CVM). The CVM of allocation is based on first determining equity value using one or more of the three valuation approaches and then allocating that value to the various securities based on the liquidation preferences, conversion values, and strike prices.

•

Option Pricing Method (OPM). The OPM treats the rights of the holders of common shares as equivalent to that of call options on the total equity value of the company with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to stockholders exceed the value of the convertible preferred stock liquidation preferences at the time of a liquidity event, such as a strategic sale, merger or IPO. The common shares are modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common shares are considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The aggregate value of the common shares derived from the OPM is then divided by the number of common shares outstanding to arrive at the per share value.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 10, 2021

Page Four

•

Hybrid Method. The hybrid method is a Probability-Weighted Expected Return Method (PWERM) where the equity value in one of the scenarios is calculated using an OPM or the CVM. The PWERM is a scenario-based methodology that estimates the fair value of common shares-based upon an analysis of future values for us, assuming various outcomes. The common shares value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common shares.

Under the methods discussed above, after the allocation to the various classes of stock, a discount for lack of marketability, or DLOM, is applied to arrive at a fair value of the common shares. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In the Company’s selection of the appropriate DLOM at each valuation date, the Company considered the implied discounts from various studies and quantitative models.

In the course of granting options and preparing for its IPO, the Company obtained third-party valuations of its common shares as of August 31, 2019, December 16, 2020 and February 22, 2021. The third-party valuations resulted in the following valuations of the Company’s common shares, after giving effect to the proposed Stock Split:

•	€4.87 per share as of August 31, 2019;

•	€2.26 per share as of December 16, 2020; and

•	€7.84 per share as of February 22, 2021.

As of each award date set forth in the table below under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common shares. For dates on which there was not a contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Company’s common shares on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Board since February 2020, after giving effect to the Stock Split:

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 10, 2021

Page Five

Grant Date	Number of Shares Underlying Equity Awards Granted (#)	Third-Party Valuation Date	Exercise Price per Common Share (€)		Estimated Fair Value Per Common Share at Grant Date (€)
February 6, 2020	33,371	August 31, 2019	2.26	*	2.26	*
February 11, 2020	232,934	August 31, 2019	2.26	*	2.26	*
December 16, 2020	1,069,198	December 16, 2020	2.26		2.26
December 16, 2020	365,534	December 16, 2020	0.00005		2.26
February 26, 2021	207,740	February 22, 2021	7.84		7.84

*	Original exercise price was €4.87 per share. See Repricing of February 2020 Option Grants below.

August 2019 Valuation; February 2020 Option Grants

On February 6, 2020, the Company granted options to purchase an aggregate of 33,371 common shares at an exercise price of €4.87 per share.

On February 11, 2020, the Company granted options to purchase an aggregate of 232,934 common shares at an exercise price of €4.87 per share.

The Board determined the fair value at the time of the grants was €4.87 per share based on a number of factors, including the August 31, 2019 valuation.

In determining the enterprise value of the Company for the August 31, 2019 valuation, the Company used the Market Approach (precedent transaction method) and utilized a selected rate of return , based on venture capital (“VC”) funding for different business stages, as published in the 2019 Pepperdine Private Capital Markets Report (the “VC Study”). The Company was considered to be in the start-up-stage, which typically comprises companies that are less than a few years old and typically use funding for product development, prototype testing and test marketing. A VC rate of [***]% (the “VC Rate”) was selected, in line with the median expected rate of return for start-up-stage investments in the VC Study.

For the August 31, 2019 valuation, considering that a liquidity event was not imminent at the time, the Company estimated the fair value of the Company’s common shares using the hybrid method whereby a Monte Carlo simulation was used to determine the future equity value as of management’s estimated liquidity date of [***] was then allocated to the various security classes and stakeholders of the Company using the CVM. This value was then discounted to the present using the VC Rate.

For the period from the August 31, 2019 valuation to February 11, 2020, the Board determined that there were no internal or external developments since the August 31, 2019 valuation that warranted a change in the fair value. As a result, the Board determined that the fair value of the common shares as of February 6, 2020 and February 11, 2020 was €4.87 per share.

December 2020 Valuation; December 2020 Option Grants

In connection with the preparation of its December 31, 2020 consolidated financial statements and the confidential submission of its draft registration statement on Form F-1, the Company reassessed the fair value of the underlying common shares used to calculate the related stock-based compensation for financial reporting purposes. For the December 16, 2020 valuation, the Company estimated the fair value of the Company’s common shares using the hybrid method which considered an IPO scenario and a trade sale scenario. At this time, the Company had obtained better visibility into the timing of a potential IPO or a potential trade sale exit. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was [***]%, and for the trade sale scenario was [***]%. The relative probability weighting of each scenario was determined based on the Company’s expectations as to the timing and likely prospects of the scenarios.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 10, 2021

Page Six

The OPM was applied in order to allocate equity to the various equity classes. An incremental DLOM was applied with a range from [***]% to [***]%, corresponding to the time to exit to reflect the increased risk arising from the inability to readily sell the shares. Under this method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as the basis to determine the DLOM. This approach indicated the value of the Company’s common shares to be €2.26 per share as of December 16, 2020.

On December 16, 2020, the Company granted options to purchase an aggregate of 1,069,198 common shares at an exercise price of €2.26 per share. On the same date, the Company also granted options to purchase an aggregate of 365,534 common shares at an exercise price of €0.00005 per share to senior employees in the Netherlands. The options granted on December 16, 2020 have performance vesting milestones based on the second and third tranches of the financing of the Company’s cumulative preference C shares (the “Series C Preferred”, and such financing, the “Series C Preferred financing”), which were expected to be achieved by March 1, 2021 and which were waived as of March 2021. The performance vesting schedule would begin vesting on March 1, 2021 over a four-year period from the grant date. 25% of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments.

The Board determined the fair value at the time of the grants was €2.26 based on a number of factors, including the December 16, 2020 valuation. The Company recognized share-based compensation expense for year ended December 31, 2020 of €477,000 in connection with its option grants, including the expenses recognized for options granted prior to 2020.

Repricing of February 2020 Option Grants

As discussed above, in connection with the preparation of its December 31, 2020 consolidated financial statements and the confidential submission of its draft registration statement on Form F-1, the Company reassessed the fair value of underlying common shares as of December 16, 2020. The Company noted that the fair value of its common shares had decreased by €2.60 per share between its August 31, 2019 and December 16, 2020 valuation dates. Furthermore, in September 2020, the Company had issued 4,133,805 shares of Series C Preferred to investors at a price of €4.61 per share, which was €0.25 per share lower than the estimated fair value of the Company’s common shares as of the August 31, 2019 valuation. The Board believed that the service providers holding the options granted on February 6, 2020 and February 11, 2020 (collectively, the “Underwater Options”) may not be motivated to remain with the Company and work toward its success due to the fact that the exercise prices of the Underwater Options are substantially higher than the fair market value of the underlying common shares as at December 16, 2020, and believed it to be in the best interests of the Company and its stockholders to motivate the holders of the Underwater Options to remain with the Company and work toward its success by amending the Underwater Options to reduce the exercise price of each Underwater Option. Therefore, the Board determined, relying in part on a valuation by an independent third party, that the fair value of the Company’s common shares was €2.26 per share as of February 2020 and amended the exercise price of the options granted in February 2020 accordingly.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 10, 2021

Page Seven

February 2021 Valuation; February 2021 Option Grants

On February 26, 2021, the Company also granted options to purchase an aggregate of 207,740 common shares at an exercise price of €7.84 per share, to a director that had recently joined the Board.

The Board determined the fair value at the time of the grants was €7.84 based on a number of factors, including the February 22, 2021 valuation.

For the February 22, 2021 valuation, the Company estimated the fair value of the Company’s common shares using the hybrid method which considered an IPO scenario and a trade sale scenario. At this time, the Company had obtained better visibility into the timing of a potential IPO or a potential trade sale exit, as its IPO organizational meeting had already occurred as of December 17, 2020, and the Company had already submitted a draft registration statement on Form F-1 to the Commission as of January 22, 2021. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was [***]%, and for the trade sale scenario was [***]%. The relative probability weighting of each scenario was determined based on the Company’s expectations as to the timing and likely prospects of the scenarios.

The equity value under the IPO scenario was based on the Company’s estimate and recent IPO values of comparable companies. For the first IPO scenario, the Company estimated time to completion for the IPO as [***] years and applied a risk-adjusted discount rate of [***]% and a DLOM of [***]%.

The equity value under the trade sale scenario was based on the OPM, backsolve method. This method was selected as the Company concluded that the closing of the second tranche of the Series C Preferred financing transaction was an arms-length transaction. A DLOM of [***]% was then applied to the common share value.

In allocating the equity value of its business among the various classes of stock, the Company used a combination of the PWERM and OPM, across the scenarios mentioned above, thus using a hybrid method.

According to the February 22, 2021 valuation, the value of the Company’s common stock was estimated to be €7.84 per share. The driver for the increase in the concluded fair market value per share of €7.84 in the February 22, 2021 valuation, as compared to the estimated fair market value per share of €2.26 in the December 16, 2020 valuation was attributable to the fact that the Company had submitted a draft registration statement on Form F-1 to the Commission on January 22, 2021, which gave the Company some visibility into the probability and timing of a potential IPO. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biotech IPO market cooling, fatigue from institutional investors, the effects of the COVID-19 pandemic, or other development setbacks could materially impact the viability of the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications.

Explanation of Difference Between Fair Value of Common Shares as of February 22, 2021 and the Anticipated Preliminary Price Range

The Company respectfully submits to the Staff that the increase in value between the February 22, 2021 option grants and the Preliminary Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its common shares as of February 22, 2021 that indicated that the fair value of the common shares on that date was €7.84 per share, which is lower than the bottom of the Preliminary Price Range by approximately [***]%.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 10, 2021

Page Eight

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of its common shares for option grant purposes, as determined by the Board on February 22, 2021, and the Preliminary Price Range is in part attributable to the fact that the valuations for option grants took into account a discount for lack of marketability of [***]% that the Company believes will continue to apply until the Company completes its IPO. In addition, the discount applicable to the February 2021 option grants, as compared to the Preliminary Price Range, is supported by (1) the inherent uncertainty of completing a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario; (2) the possibility that the actual IPO price could be substantially lower than the Preliminary Price Range recommended by the Company’s underwriters; (3) the 180-day lock-up agreement to which the shares underlying the Company’s options will be subject following the IPO; (4) the Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred shares into common shares upon the closing of the IPO, thus eliminating the superior rights and preferences of the preferred shares as compared to the common shares; (5) updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace; (6) progress towards filing an IND for the Company’s lead product candidates LAVA-051 and LAVA-206x207 and continued discussions and planning with respect to the Company’s planned clinical trials in 2021; (7) the additional closing of the Company’s Series C Preferred financing expected to yield additional net proceeds of €47.2 million in the aggregate in March 2021 supported by healthcare institutional investors; (8) increases in strategic activity and investor interest in the gamma-delta T cell engager space; (9) continued growth in the organization, including the hiring of a Chief Financial Officer and appointment of a new Chairperson of the Board; and (11) completion of the IPO would significantly strengthen the Company’s balance sheet, provide the Company access to public equity and enhanced operational flexibility, thereby increasing the value of the Company’s common shares compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair market value of its common shares as determined by the Board as of February 22, 2021 is consistent with the Company’s and the Representatives’ preliminary estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common shares in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its option grants since February 2020 were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 55 Hudson Yards, New York, New York 10001.

****

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 10, 2021

Page Nine

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at +1 212 479 6474, Joshua Kaufman at +1 212 479 6495 or Christian Plaza at +1 703 456 8006.

Very truly yours,

/s/ Divakar Gupta
Divakar Gupta

cc:	Steve Hurly, LAVA Therapeutics B.V.

Joshua Kaufman, Cooley LLP

Christian Plaza, Cooley LLP

Erika Kaneko, Cooley LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com